EXHIBIT C

Video Transcripts

Skybound Reg CF Video Transcript

Have you ever wanted to invest in video games?

:Telltale's The Walking Dead: Definitive Edition:

Now you can invest in a hit IP

:Fortnite Doc Seismic Attacks:

For Skybound's next blockbuster video game franchise

:Fortnite Doc Seismic Attacks:

:Invincible: Guarding the Globe:

:Invincible Presents: Atom Eve:

Set In….

Invincible by Robert Kirkman, Cory Walker, Ryan Ottley

Skybound's ability to turn IP into video games is unmatched

Telltale's The Walking Dead
10/10 Steam
89% Metacritic
333M Net Revenue
3M units sold

:Telltale's The Walking Dead: Definitive Edition:
:Invincible Presents: Atom Eve:
:Fortnite: Rise of the Sequids:
:Invincible: Guarding the Globe:
:Aggretsuko Kawaii Rebellion:
:Invincible Presents: Atom Eve:

Now you can invest in an all new Invincible game experience

For as little as $100
Invest Now

Doc Seismic Video

INVINCIBLE: Doc Seismic Attacks Official Trailer

Presents
A custom raid for up to 6 players

Soon you will bow before this rubble , quivering at the feet of Doc Seismic

Created in Fortnite

Please Doc Seismic, look alive squad

In the Invincible universe

What exactly do you have a problem with?

It's time to earn those government pay checks.

You dare attempt to resist! Fine.

Hay you, get close to me!

I've expanded my army from the underground all the way to the skies.

INVINCIBLE Doc Seismic Attacks
March 15

Season 2 Trailer
We're not the best superhero team on the planet. We're a family. And like any family, we're all messed up in our own unique way.

:100% Rotten Tomatoes, Golden Tomato Award:

"Better than ever"

"Still soars"

We go around saving lives, while ruining them at the same time.

We will rebuild Mark.

Your people must need your strength.

I'm sure they've got it covered.

Omnipotence! Tremble before my unlimited power.

NO.

Mark I need you to go to space again.

What I just got back from there

I have a shit ton of those sequid things coming in hot, but if they get their tentacle things on Earth they'll be pulling our strings forever.

We told you we were too powerful
:laughs:

Eh, I guess we're all fucked

:March 14:

How did a mere moment on Earth send you into a weak, sentimental traitor

Answer me!

Season continues

What's the occasion for such a fine suit

I'm visiting an old friend

It is good to be home

Die fast assholes, my pizza is getting cold

Your family's legacy is beloved

This is over

I've never let anyone ever, ever hurt my family

INVINCIBLE
March 14